Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
57492 Onaga Trail ∙ Yucca Valley, California 92284
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

*Admitted in Michigan

30 November 2016

Mr. Thomas Jones
Ms. Amanda Ravitz
United States Securities
And Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:          Kelvin Medical, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 14, 2016
File No. 333-212791

Dear Mr. Jones:

We are in receipt of your correspondence dated November 4, 2016, and on behalf of Mr. William Mandel, President of Kelvin Medical, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Kelvin Medical.

Products, page 22

1.  We note your response to prior comment 1. Please tell us why you believe that the estimated retail price and cost of goods for your products mentioned in the bullet points at the bottom of page 23 and at the top of page 24 is reasonable.

Response:  We have revised our document to eliminate the cost of products, and have simply listed the product that we will initially introduce.

Signatures, page 40

2.  Below the second paragraph of text that Form S-1 requires on the Signatures page, please clearly indicate that the individuals comprising at least a majority of your board of directors have signed your registration statement in their capacity as directors.  Refer to Instruction 2 to the Form S-1 Signatures page.

Response: We have revised our document to indicate execution by both William Mandel, and Margaret Austin (our only other Board member).

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. William Mandel at (530) 388-8706.

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

cc:  Mr. William Mandel, President
       Kelvin Medical, Inc.